April 19, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Edwin Kwong
Chief Financial Officer
62 W. 8th Avenue, 4th Floor
Vancouver, British Columbia,
Canada V5Y 1M7

Re:	Jupiter Global Holdings, Corp.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27233

Dear Mr. Kwong:

We have reviewed your March 2, 2006 response letter and have the following comments. Please file an amended Form 8-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Form 8-K filed April 14, 2006

Pro Forma Financial Information

1. We note that you have included the purchase price allocation as part of the notes to the pro forma financial information in your Form
8-K. Please revise this disclosure to show the allocation of the total purchase consideration of $2,000,000, which is the amount you paid for the acquisition of Macro Communications to the net assets acquired. The revised purchase price allocation should clearly explain how goodwill recognized was calculated or determined. Additionally, please separately state each asset that has been acquired along with the expected useful lives or amortization periods of significant assets. Also, please include a discussion of the factors that contributed to a purchase price that resulted in the recognition of goodwill.

2. We note that the first two columns of the pro forma consolidated balance sheets as of December 31, 2004 and June 30, 2005 do not appropriately reflect the historical balance sheets of Jupiter Global
Holdings Corp and Macro Communications Inc. These columns should agree with the audited or unaudited financial statements of the applicable entities and the pro forma adjustments column should include the adjustments necessary to reflect the transaction as if it had occurred on the date of the balance sheet (i.e., June 30, 2005).
These adjustments may include, among others, the addition of goodwill, any increase to fair value of property and equipment, and the elimination of Macro`s historical equity. Please revise your pro forma balance sheets to include the appropriate revisions. Also, please note that a proforma balance sheet as of December 31, 2004 is not required. Please remove this pro forma balance sheet from the filing. See Article 11 of Regulation S-X. Additionally, the pro forma consolidated income statements should include, if applicable, any adjustments that are directly attributable to the transaction, that are factually supportable, and that are expected to have a continuing impact. Please revise your pro forma financial statements and notes as applicable.

Audited Financial Statements of Macro Communications

3. We note from the audit opinion and Note I to the financial statements that certain 2003 and 2004 financial statement amounts have been restated. Please revise your financial statements to mark each column as "restated." Additionally, the audit opinion of the financial statements for the year ended December 31, 2003 should be revised to dual date the report to reflect the restatement. See paragraphs 71-73 of AU Section 508 Reports on Audited Financial Statements.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Edwin Kwong
Jupiter Global Holdings Corp.
April 19, 2006
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